UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[x]

   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

   SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

             [  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

 EXXONMOBIL FUELS MARKETING SAVINGS PLAN

B.

Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

INDEX

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets

Investments, at fair value (Note 3)	$ 32,314,911	$ 30,640,862

Participant contributions receivable	55,683	77,871

Employer contributions receivable	116,788	126,253

Accrued income	44,504	47,648

Total assets	32,531,886	30,892,634

Liabilities

Payables and accrued liabilities	178,979	158,110

Total liabilities	178,979	158,110

Net assets available for benefits	$ 32,352,907	$ 30,734,524

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

Additions:

Contributions:

Participant	$ 2,533,669
Employer	1,558,973

Total contributions	4,092,642

Investment income:

Interest	656,950
Net appreciation in fair value
of investments (Note 3)	1,322,804

Net investment income	1,979,754

Total additions	6,072,396

Deductions:

Benefit payments	(4,302,040)

Expenses	(138,052)

Plan transfer	(13,921)

Total deductions	(4,454,013)

Net increase	1,618,383

Net assets available for benefits:

Beginning of year	30,734,524

End of year	$ 32,352,907

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

General

The following description provides general information for the ExxonMobil Fuels Marketing Savings Plan (“Plan”).  Participants should refer to the ExxonMobil Fuels Marketing Savings Plan document for a more complete description of the Plan's provisions.  The Plan is a defined contribution plan established to provide retirement benefits for certain qualified employees of ExxonMobil Fuels Marketing Company, a division of Exxon Mobil Corporation (“Company”), employed in its company-operated retail store operations and for certain qualified employees at the Olathe, Kansas grease plant.

Contributions

Contributions to the Plan are made by both the participant and the Company.  Participants may contribute any whole percentage, up to 20% of their eligible pay.  Participants may also make a rollover contribution from other qualified plans or from an Individual Retirement Account.  Generally, for eligible participants not covered by a collective bargaining agreement, the Company provides a 100% match for each pretax dollar contributed up to the first 4.5% of eligible pay.  For eligible participants covered by a collective bargaining agreement, the Company provides a 100% match for each pretax dollar contributed up to 6% of eligible pay.  Employees who are at least age 50 at the end of the Plan year may elect to make additional pretax contributions.

Vesting

Participants are immediately vested in their contributions and the associated earnings on those contributions.  Company contributions and earnings on Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2007, employer contributions and the associated earnings on those contributions totaling $46,987 were forfeited by terminating employees and used to offset employer contributions.

Plan transfer

During 2007, certain employees became eligible to enroll in the ExxonMobil Savings Plan.  Some of these employees transferred their accounts from the ExxonMobil Fuels Marketing Savings Plan.  The aggregate amount transferred totaled $13,921.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investment income is recorded when earned.  Investments are stated at fair value based upon market quotations.  Interest earned on money market deposits and the change in the value of the investments are allocated daily to the individual employee accounts on the basis of the participant's account balance.

Net appreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Purchases and sales of securities are recorded on the trade date.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Plan is subject to normal risks associated with international and domestic debt and equity markets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.  Investment management fees are netted against investment income.

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

	December 31,
	2007	2006

State Street Yield Enhanced Short Term Investment Fund	$ 10,546,354	$ 10,414,513
Northern Trust Balanced Fund	6,486,403	5,975,660
Northern Trust S&P 500 Stock Fund	5,688,880	5,600,992
Northern Trust Small Cap Stock Fund	2,915,408	2,775,322
Northern Trust International Fund	2,421,194	1,899,374
Northern Trust Bond Fund	2,340,949	2,257,286
Participant Loans	1,915,723	1,717,715

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,322,804 as follows:

Northern Trust S&P 500 Stock Fund	$ 316,519
Northern Trust Bond Fund	161,387
Northern Trust International Fund	236,689
Northern Trust Small Cap Stock Fund	156,014
Northern Trust Balanced Fund	452,195

$ 1,322,804

Note 4 - Related-Party Transactions

During 2007, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial and other fiduciary services to the Plan during the plan year, and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.  In addition, the Plan invested in shares of a fund managed by State Street Global Advisors, a division of State Street Bank and Trust Company which is the trustee of the Plan.  Purchases and sales of these investments qualified as party-in-interest transactions.

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by letter dated October 17, 2002, that the Plan is qualified and the trust is tax-exempt under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

EXXONMOBIL FUELS MARKETING SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

	Description of Investment		Current Value

	Interest Bearing Cash

*	State Street Yield Enhanced Short Term Investment Fund		$ 10,546,354

	Common Collective Trusts

*	NTGI-QM COLTV DAILY S&P 500 EQUITY INDEX FUND		$ 7,939,386
*	NTGI-QM COLTV DAILY EAFE INDEX FD		4,051,804
*	NTGI-QM COLTV DAILY AGGREGATE BOND FUND		4,014,464
*	NTGI-QM COLTV DAILY SMALLCAP EQUITY INDEX FUND		3,847,180

	Total Common Collective Trusts		$ 19,852,834

*	Participant loans	maturities ranging from 1 month to 177 months, annual interest rates ranging from 4.00% to 9.50%	$ 1,915,723

	Total Assets Held for Investment Purposes		$ 32,314,911

* Party-in-interest as defined by ERISA

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the ExxonMobil Fuels Marketing Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Fuels Marketing Savings Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 11, 2008

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Fuels Marketing Savings Plan

/s/ Hugh M. Comer

Hugh M. Comer

Administrator-Accounting

Dated:  June 11, 2008

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 11, 2008